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                             August 11, 2023

       Eric Wong
       Chief Executive Officer
       Nova Vision Acquisition Corp.
       2 Havelock Road #07-12
       Singapore 059763

                                                        Re: Nova Vision
Acquisition Corp.
                                                            Amendment No. 1 to
Form 10-K
                                                            Filed June 30, 2023
                                                            Form 8-K filed
August 7, 2023
                                                            File No. 001-40713

       Dear Eric Wong:

              We have reviewed your August 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2023 letter.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibit Index, page 36

   1. We note the certification included in Exhibit 31 does not include paragraph 4(b) referring to the design of
internal control over financial reporting. Please amend your Form 10-K to include
certifications containing the language precisely as set forth in Item
601(b)(31)
                                                        of Regulation S-K. Your
amendment may include the cover page, explanatory note,
                                                        signature page, and
paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 of the Regulation S-K
C&DIs. This comment also applies to your subsequently filed
                                                        Forms 10-Q.
 Eric Wong
FirstName LastNameEric  Wong
Nova Vision Acquisition Corp.
Comapany
August 11, NameNova
           2023       Vision Acquisition Corp.
August
Page 2 11, 2023 Page 2
FirstName LastName
Form 8-K filed August 7, 2023

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Interim Review

2. You state MaloneBailey, LLP notified you that your financial statements for the year ended December 31, 2022 and 2021 should be restated and should no longer be relied upon. However, you also state the company determined the errors required adjustment to the financial statements. Please revise to clarify whether MaloneBailey, LLP or the company identified the errors. To the extent MaloneBailey, LLP identified the errors, pursuant to Item 4.02(c) of Form 8-K, you must provide MaloneBailey, LLP with a copy of the disclosures included in your Item 4.02 Form 8-K filing and request that they furnish to you as promptly as possible, a letter addressed to the Commission stating whether they agree with your statements and, if not, stating the respects in which they do not agree.
         Please amend your filing to include such letter from MaloneBailey, LLP as Exhibit 7, if applicable, or revise to clarify who identified the error. Refer to
Item 601(b)(7) of
         Regulation S-K.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Lawrence Venick